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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Butler International, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
123649105
(CUSIP Number)
Arthur E. Levine
Levine Leichtman Capital Partners III, L.P.
335 N. Maple Drive, Suite 240
Beverly Hills, CA 90210
(310) 275-5335
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	123649105	Page	2	of	12

1	NAMES OF REPORTING PERSONS: Levine Leichtman Capital Partners III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of California

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,041,254 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

1,041,254

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,041,254

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1 Based on 11,893,124 shares of common stock outstanding as of June 30, 2006, as represented by the issuer in the Securities Purchase Agreement described in Item 3 below.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Levine Leichtman Capital Partners III, L.P. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	123649105	Page	3	of	12

1	NAMES OF REPORTING PERSONS: LLCP Partners III, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of California

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,041,254 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

1,041,254

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,041,254

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

1Based on 11,893,124 shares of common stock outstanding as of June 30, 2006, as represented by the issuer in the Securities Purchase Agreement described in Item 3 below.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by LLCP Partners III, LLC that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	123649105	Page	4	of	12

1	NAMES OF REPORTING PERSONS: Levine Leichtman Capital Partners, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of California

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,041,254 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

1,041,254

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,041,254

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1Based on 11,893,124 shares of common stock outstanding as of June 30, 2006, as represented by the issuer in the Securities Purchase Agreement described in Item 3 below.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Levine Leichtman Capital Partners, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	123649105	Page	5	of	12

1	NAMES OF REPORTING PERSONS: Arthur E. Levine

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of California

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,041,254 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

1,041,254

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,041,254

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1Based on 11,893,124 shares of common stock outstanding as of June 30, 2006, as represented by the issuer in the Securities Purchase Agreement described in Item 3 below.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Arthur E. Levine that he is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No.	123649105	Page	6	of	12

1	NAMES OF REPORTING PERSONS: Lauren B. Leichtman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

State of California

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,041,254 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

1,041,254

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,041,254

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1Based on 11,893,124 shares of common stock outstanding as of June 30, 2006, as represented by the issuer in the Securities Purchase Agreement described in Item 3 below.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lauren B. Leichtman that she is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 123649105	Schedule 13D	Page 7 of 12
ITEM 1. SECURITY AND ISSUER
     The name of the issuer is Butler International, Inc. (the “Issuer”) and the address of the principal executive offices of the Issuer is 110 Summit Ave., Montvale, New Jersey 07645. The title of the class of equity securities to which this Schedule 13D relates is Common Stock, par value $0.001 (“Common Stock”).
ITEM 2. IDENTITY AND BACKGROUND
     This Schedule 13D is being filed jointly by Levine Leichtman Capital Partners III, L.P., a California limited partnership (the “Partnership”), LLCP Partners III, LLC, a California limited liability company (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), pursuant to a Joint Reporting Agreement, a copy of which is attached as Exhibit 99.1 hereto. The principal place of business of each Reporting Person is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210.
     The Partnership is a limited partnership formed under the laws of the state of California. The principal business of the Partnership is to seek out opportunities to invest in the securities of middle market companies and to acquire, hold, manage and dispose of such securities in connection with growth financings, restructurings, recapitalizations, mergers, acquisitions and buyouts.
     The General Partner is the sole general partner of the Partnership. The principal business of the General Partner is to act as the general partner of the Partnership and to organize and manage the investments made by the Partnership.
     Capital Corp. is the sole managing member of the General Partner. The principal business of Capital Corp. is to act as the managing member of each of (i) the General Partner and (ii) LLCP Deep Value GP, LLC, a Delaware limited partnership, the sole general partner of Levine Leichtman Capital Partners Deep Value Fund, L.P., a Delaware limited partnership, and Levine Leichtman Capital Partners Deep Value Amicus Fund, L.P., a Delaware limited partnership, and to act as the general partner of each of (iii) LLCP California Equity Partners, L.P., a California limited partnership, the sole general partner of Levine Leichtman Capital Partners, L.P., a California limited partnership and (iv) LLCP California Equity Partners II, L.P., a California limited partnership, the sole general partner of Levine Leichtman Capital Partners II, L.P., a California limited partnership.
     Mr. Levine is a director, the President and a shareholder of Capital Corp. The present principal occupation or employment of Mr. Levine is to serve as a director and the President of Capital Corp. Mr. Levine is a citizen of the United States of America. Mr. Levine, together with Ms. Leichtman, are the sole directors and shareholders of Capital Corp.
     Ms. Leichtman is a director, the Chief Executive Officer and a shareholder of Capital Corp. The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer of Capital Corp. Ms. Leichtman is a citizen of the United States of America. Ms. Leichtman, together with Mr. Levine, are the sole directors and shareholders of Capital Corp.
     During the past five years, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.
     The Reporting Persons may also be members of a “group” within the meaning of Rule 13d-5(b)(1) of the Exchange Act. To the extent that such a group exists, this Schedule 13D shall constitute a single joint filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) of the Exchange Act.

CUSIP No. 123649105	Schedule 13D	Page 8 of 12
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On June 30, 2006, the Partnership entered into a Securities Purchase Agreement with the Issuer, Butler Service Group, Inc., a New Jersey corporation (“BSG”), Butler Services International, Inc., a Delaware corporation (“BSI”), Butler Telecom, Inc., a Delaware corporation (“Butler Telecom”), Butler Services, Inc., a Delaware corporation (“Butler Services”), Butler Utility Service, Inc., a Delaware corporation (“Butler Utility”), Butler Publishing, Inc., a Delaware corporation (“Butler Publishing” and together with the Issuer, BSG, BSI, Butler Telecom, Butler Services, and Butler Utility, referred to hereinafter each individually as a “Company”, and collectively as the “Companies”), and Issuer’s other subsidiaries signatory thereto as guarantors (the “Securities Purchase Agreement”), pursuant to which the Partnership will purchase, upon the satisfaction of certain conditions, Secured Senior Term Notes in an aggregate principal amount of $10,000,000 and Secured Senior Subordinated Notes in an aggregate principal amount of $25,000,000. Also pursuant to the Securities Purchase Agreement, on June 30, 2006, the Partnership acquired for cash from (a) the Companies an Unsecured Note due 2006 in the original principal amount of $2,500,000 (the “Note”) and (b) the Issuer a Warrant (No. LLCP-1) to Purchase 1,041,254 Shares of Common Stock, dated June 30, 2006 (the “Warrant”), which is exercisable for a period of ten (10) years at an exercise price of $2.13 per share (subject to anti-dilution and other adjustments). The shares purchased under the Warrant are covered by a Registration Rights Agreement, dated June 30, 2006, between the Issuer and the Partnership (the “Registration Rights Agreement”) pursuant to which the Partnership has been granted certain demand, “piggyback” and other registration rights with respect to the shares of common stock beneficially owned by the Partnership. The source of funds used to acquire the Note and Warrant was a capital contribution made by the partners of the Partnership in response to capital calls in the aggregate amount of $2,500,000.
     The description contained in this Item 3 of the transactions contemplated by the Securities Purchase Agreement and the rights of the Partnership under the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Securities Purchase Agreement and the Registration Rights Agreement, the terms of each of which are incorporated herein by reference to Exhibits 99.2 and 99.5 hereto.
ITEM 4. PURPOSE OF TRANSACTION
     The Reporting Persons acquired beneficial ownership of their equity securities in the Issuer described herein in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the Issuer. As with other investments held by the Reporting Persons, the Reporting Persons consider various alternatives to increase the value of their equity securities in the Issuer and may from time to time consider implementing such alternatives. The Reporting Persons retain the right, depending on market conditions and other factors, to change their investment intent, to acquire from time to time additional shares of Common Stock (or debt or other equity securities of the Issuer), to exercise all or a portion of the Warrant, and to sell or otherwise dispose of from time to time, in open market transactions, private transactions, transactions with affiliates of the Issuer or otherwise, all or part of the Warrant or the Common Stock issuable upon exercise thereof, the Common Stock or any other securities in the Issuer beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.
     Pursuant to the terms of an Investor Rights Agreement, dated June 30, 2006, by and among the Issuer, Edward M. Kopko and Frederick H. Kopko, Jr. (collectively, the “Principal Shareholders”) and the Partnership (the “Investor Rights Agreement”), Issuer and the Principal Shareholders granted to the Partnership certain investment monitoring and other rights. Among other rights, representatives of the Partnership are entitled to attend Issuer’s board meetings and to periodically meet with members of its senior management. Further, pursuant to the terms of the Investor Rights Agreement, each of the Principal Shareholders has granted to the Partnership certain co-sale rights and has agreed to other limitations with respect to the shares of Common Stock owned by them, and Issuer has granted to the Partnership rights of first refusal with respect to future issuances of its equity securities and certain additional anti-dilution protections. Also under the Investor Rights Agreement, the Partnership may require Issuer to repurchase the Warrant or the shares acquired upon exercise of the Warrant under certain conditions.
     Except for the foregoing, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 123649105	Schedule 13D	Page 9 of 12
     The description contained in this Item 4 of the transactions contemplated by the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement, the terms of which are incorporated herein by reference to Exhibit 99.4 hereto.
     The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 1,041,254 shares of Common Stock. Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of June 30, 2006, approximately 8.8% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act and assuming that 11,893,124 shares of Common Stock were outstanding as of June 30, 2006, as represented by the Issuer in the Securities Purchase Agreement described in Item 3 above.
     The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,041,254 shares of Common Stock.
     By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,041,254 shares of Common Stock.
     By virtue of being the sole managing member of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,041,254 shares of Common Stock.
     By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 1,041,254 shares of Common Stock.
     Except as described in Items 3 and 4 above, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.
     Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Pursuant to a letter agreement, dated June 30, 2006, by and among the Companies and the Partnership, if a certain holder of the Issuer’s warrants exercises or converts any of such warrants or other equity rights with respect to the Common Stock or receives any Common Stock in consideration of the Issuer’s obligation to issue Common Stock to such holder, the number of shares of Common Stock issuable upon exercise of the Warrant shall increase by a number of shares of Common Stock equal to 6.25% of the number of shares of Common Stock issued to such holder. In addition, pursuant to another letter agreement, dated June 30, 2006, by and among the Companies and the Partnership, the interest rate on all notes issued by the Issuer to the Partnership that are outstanding as of March 31, 2007 will be increased if the Issuer has not paid back at least $7,000,000 of term indebtedness as of such date. The foregoing descriptions of the terms of such letter agreements are qualified in their entirety by reference to the full text of such letter agreements, the terms of which are incorporated herein by reference to Exhibits 99.7 and 99.8 hereto.
     Other than the two letter agreements described above and the agreements described in Item 3 and Item 4 above, which are hereby incorporated herein by reference, none of the Reporting Parties is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 123649105	Schedule 13D	Page 10 of 12
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
99.1	Joint Reporting Agreement

99.2	Securities Purchase Agreement, dated June 30, 2006, by and among Butler International, Inc., certain of its subsidiaries and Levine Leichtman Capital Partners III, L.P.

99.3	Warrant to Purchase 1,041,254 Shares of Common Stock, dated June 30, 2006, by Butler International, Inc. in favor of Levine Leichtman Capital Partners III, L.P.

99.4	Investor Rights Agreement, dated June 30, 2006, by and among Butler International, Inc., Edward M. Kopko, Frederick H. Kopko, Jr. and Levine Leichtman Capital Partners III, L.P.

99.5	Registration Rights Agreement, dated June 30, 2006, by and between Butler International, Inc. and Levine Leichtman Capital Partners III, L.P.

99.6	Unsecured Note Due 2006, dated June 30, 2006, by Butler International, Inc. in favor of Levine Leichtman Capital Partners III, L.P.

99.7	Letter Agreement, dated June 30, 2006, by and among Butler International, Inc., certain of its subsidiaries and Levine Leichtman Capital Partners III, L.P.

99.8	Letter Agreement, dated June 30, 2006, by and among Butler International, Inc., certain of its subsidiaries, and Levine Leichtman Capital Partners III, L.P.

CUSIP No. 123649105	Schedule 13D	Page 11 of 12
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: July 9, 2006

LEVINE LEICHTMAN CAPITAL PARTNERS III, L.P.,
a California limited partnership

By:	LLCP Partners III, LLC,
a California limited liability company,
its General Partner

	By:		Levine Leichtman Capital Partners, Inc.,
a California corporation,
its Managing Member

		By:	/s/ Arthur E. Levine

Arthur E. Levine
President

LLCP PARTNERS III, LLC,
a California limited liability company

By:	Levine Leichtman Capital Partners, Inc.,
a California corporation,
its Managing Member

	By:		/s/ Arthur E. Levine

Arthur E. Levine
President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC.,
a California corporation

By:	/s/ Arthur E. Levine

Arthur E. Levine
President

/s/ Arthur E. Levine

ARTHUR E. LEVINE

/s/ Lauren B. Leichtman

LAUREN B. LEICHTMAN

CUSIP No. 123649105	Schedule 13D	Page 12 of 12
EXHIBITS

Exhibit No.	Description
99.1	Joint Reporting Agreement

99.2	Securities Purchase Agreement, dated June 30, 2006, by and among Butler International, Inc., certain of its subsidiaries and Levine Leichtman Capital Partners III, L.P.

99.3	Warrant to Purchase 1,041,254 Shares of Common Stock, dated June 30, 2006, by Butler International, Inc. in favor of Levine Leichtman Capital Partners III, L.P.

99.4	Investor Rights Agreement, dated June 30, 2006, by and among Butler International, Inc., Edward M. Kopko, Frederick H. Kopko, Jr. and Levine Leichtman Capital Partners III, L.P.

99.5	Registration Rights Agreement, dated June 30, 2006, by and between Butler International, Inc. and Levine Leichtman Capital Partners III, L.P.

99.6	Unsecured Note Due 2006, dated June 30, 2006, by Butler International, Inc. in favor of Levine Leichtman Capital Partners III, L.P.

99.7	Letter Agreement, dated June 30, 2006, by and among Butler International, Inc., certain of its subsidiaries and Levine Leichtman Capital Partners III, L.P.

99.8	Letter Agreement, dated June 30, 2006, by and among Butler International, Inc., certain of its subsidiaries, and Levine Leichtman Capital Partners III, L.P.